Kathleen M. Long

Direct Phone: +1.202.373.6149

Direct Fax: +1.202.373.6001

kathleen.long@bingham.com

July 11, 2013

Mr. Kieran G. Brown

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen New Jersey Premium Income Municipal Fund, Inc. (the “Fund” or “Registrant”), File Numbers: 333-187009; 811-07118

Dear Mr. Brown:

This letter responds to the comment we received from the staff via telephone on June 19, 2013 on the Fund’s filing on Form N-2 (File Nos. 333-187009 and 811-07118), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on May 22, 2013. The following summarizes your comment and provides our response to that comment. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”).

PROSPECTUS

1.	Comment: The second sentence of the first paragraph under “Other Investment Companies” on page 34 states that “[i]n addition, the Fund may invest a portion of its Managed Assets in pooled investment vehicles (other than investment companies) that invest primarily in municipal securities of the types in which the Fund may invest directly.” Please tell us whether the term “pooled investment vehicles” includes companies that rely on the exclusions found in Section 3(c)(1) or 3(c)(7) of the 1940 Act. Please also clarify in this section whether the Fund’s investment in pooled investment vehicles will be subject to any limitation (particularly in the case of 3(c)(1) and 3(c)(7) companies). Please further confirm the Fund will limit its investment in 3(c)(1) or 3(c)(7) funds to no more than 10% of its Managed Assets.

Response: Registrant confirms that a 10% limit applies to registered investment companies; however, Registrant notes that

July 11, 2013

its ability to invest in other types of pooled vehicles is not a principal strategy of the Fund, Registrant has not historically invested in such vehicles to any material degree (i.e., more than 10% of its Managed Assets), nor does it currently intend to invest in such vehicles to any material degree. That said, Registrant is not aware of any limitations on the investment in such vehicles under the 1940 Act or otherwise and reserves the right to invest in such companies in the future in a manner consistent with the Fund’s investment objectives. To the extent the Fund does so, the registration statement will be updated to include additional disclosure describing such investments, the associated risks and any other pertinent disclosures. Of course, to the extent the Securities and Exchange Commission adopts any rules or regulations, or its staff issues any guidance in this area, Registrant will modify its policies in accordance with such guidance.

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I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6149.

Sincerely yours,

/s/ Kathleen M. Long

Kathleen M. Long

cc:	Kevin McCarthy
Gifford Zimmerman